SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 1-8529

The Legg Mason

Profit Sharing and 401(k) Plan and Trust

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

Legg Mason, Inc.

100 Light Street

Baltimore, Maryland 21202

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REQUIRED INFORMATION.

Item 4.	Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

2

             The Legg Mason Profit Sharing

             and 401(k) Plan and Trust

                       Financial Statements

                       December 31, 2007 and 2006

The Legg Mason Profit Sharing and 401(k) Plan and Trust

Index

December 31, 2007 and 2006

*	The other supplemental schedules required by 29 CFR 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted, as they are not applicable.

PricewaterhouseCoopers LLP 100 East Pratt Street Suite 1900 Baltimore, Maryland 21202-1096 Telephone (410) 783 7600 Facsimile (410) 783 7680 www.pwc.com

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Legg Mason Profit Sharing and 401 (k) Plan and Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Legg Mason Profit Sharing and 401(k) Plan and Trust (the “Plan”) at December 31, 2007 and December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland

June 25, 2008

The Legg Mason Profit Sharing and 401(k) Plan and Trust

Statements of Net Assets Available for Plan Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Cash	$1,048,988	$991,243

Investments, at fair value
Participant-directed investments	534,106,348	556,697,115
Loans to participants	4,480,787	3,409,005

Total investments	538,587,135	560,106,120

Employee contribution receivable	5,000	—
Employer contribution receivable	28,010,370	30,557,853
Receivable for investments sold	3,195	133,666

Total assets	567,654,688	591,788,882

Liabilities
Payable for investments purchased	966,810	492,688

Total assets available for benefits	$566,687,878	$591,296,194

See accompanying notes to the financial statements.

The Legg Mason Profit Sharing and 401(k) Plan and Trust

Statement of Changes in Net Assets Available for Plans Benefits

Year Ended December 31, 2007

Additions to net assets attributable to
Contributions
Employer	$28,010,370
Employee	29,485,822

57,496,192
Interest and dividend income	43,228,851

Total additions	100,725,043

Deductions from net assets attributable to
Benefits paid to participants	24,236,950
Net depreciation in fair value of investments	42,433,096

Total deductions	66,670,046
Transfers, net	(58,663,313)

Net decrease in plan assets	(24,608,316)
Net assets available for benefits
Beginning of year	591,296,194

End of year	$566,687,878

See accompanying notes to the financial statements.

The Legg Mason Profit Sharing and 401(k) Plan and Trust

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of Plan

The following description of the Legg Mason Profit Sharing and 401(k) Plan and Trust (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which covers substantially all employees of Legg Mason & Co., LLC (“LM & Co”), and affiliated participating companies (the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”). An employee becomes eligible to participate in the Plan on their date of hire. A participant shares in employer contributions and forfeitures by completing 1,000 hours of service, as defined by the Plan, in a Plan year and being employed on the last day of the Plan year.

Contributions

Contributions by employees are voluntary and may be composed of all or any of the following:

A.	A rollover of accumulated deductible employee contributions as contemplated by Section 408(d)(3) of the Internal Revenue Code.

B.	A voluntary compensation deferral whereby the participant may elect to defer, in the form of Company contributions to the Plan on the participant’s behalf, compensation that would otherwise have been paid to the participant during the Plan year. This compensation deferral, if elected, cannot be less than 1% nor more than 50% of the compensation that would otherwise have been paid to the participant during the Plan year.

The Company will contribute a matching contribution to all eligible employees equal to 50% of the employee’s contribution up to 6% of such employee’s annual earnings up to a maximum of $5,000 per employee annually. Additionally, the Company may make discretionary profit sharing contributions to the Plan. See Note 3 for further disclosure.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions, (b) Plan earnings/losses, and (c) forfeitures of terminated participants’ non-vested accounts. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in voluntary contributions, rollover contributions, and income earned thereon. Participants will immediately vest in the Company’s matching contribution only if they have met the Plan’s requirement. Vesting in the Company’s discretionary profit sharing contributions are based on years of continuous service as presented in the following chart:

Years of Service	Percentage Vested
less than 2	0%
2	25%
3	50%
4	75%
5	100%

The Legg Mason Profit Sharing and 401(k) Plan and Trust

Notes to Financial Statements

December 31, 2007 and 2006

A participant’s account becomes 100% vested in the profit sharing contribution, regardless of years of service, at age 65 or in the event of permanent disability or death.

Payment of Benefits

Upon an employee’s withdrawal from the Plan or a break in service of more than five years, any non-vested portion of a participant’s account is forfeited and is reallocated to participants’ accounts in the same proportion as the Company’s discretionary profit sharing contribution to the Plan attributable to the Plan year in which the forfeitures occurred.

Participants are entitled to a benefit equal to the vested portion of their account which will be distributed in the form of a lump sum payment unless the participant elects another option as provided by the Plan.

Loans to Participants

Participants are eligible to obtain loans from the Plan. Participants can borrow up to 50% of their vested account balance, but not more than $50,000 less the highest outstanding loan balance during the preceding twelve months. Loan repayment periods range from one to twenty-three years. The loans accrue interest at a rate commensurate with prevailing rates as determined by the Plan. As of December 31, 2007 and 2006, interest rates on these loans ranged from 4.0% to 10.5%. The Company has the authority to deny plan loans to any director or executive officer to the extent necessary to conform to the Sarbanes Oxley Act of 2002. The Company has the right to discontinue the policy of extending loans to participants, however, it may not affect the terms or provisions of any loans outstanding at that time.

Administrative Expenses

The Company pays all of the administration and operation expenses of the Plan.

Plan Changes

On July 31, 2007, the plan changed custodians from Nationwide Trust Company to Charles Schwab Trust Company.

On February 16, 2006, the Legg Mason Cash Reserve Trust Fund was liquidated by the fund manager. The balance in the fund, $32,457,643, was automatically transferred to the Citi Institutional Reserve Fund Class A, unless otherwise directed by an individual participant.

On March 16, 2007, the Legg Mason Balanced Institutional fund was liquidated by the fund manager. The balance in the fund, $872,573 was automatically transferred to the Legg Mason Partners Capital and Income Fund which opened on this day to participant investments. The entire balance in the Legg Mason Balanced Institutional fund was transferred into the Legg Mason Partners Capital and Income Fund unless otherwise directed by an individual participant.

On March 16, 2007, the Legg Mason High Yield Institutional Fund was liquidated by the fund manager. The balance in the fund, $3,405,117 was automatically transferred to the Legg Mason Partners High Income Fund which opened on this day to participant investments. The entire balance in the Legg Mason High Yield Institutional fund was transferred into the Legg Mason Partners High Income Fund unless otherwise directed by an individual participant.

During the 2007 plan year, additional funds were opened to participant investments including:

•	Legg Mason Partners Aggressive Growth Class I - Opened January 3, 2007

•	Legg Mason Partners Capital Fund Class I - Opened October 23, 2007

•	Legg Mason Partners Appreciation Fund Class I - Opened October 24, 2007

The Legg Mason Profit Sharing and 401(k) Plan and Trust

Notes to Financial Statements

December 31, 2007 and 2006

Transfers

On December 1, 2005, Legg Mason, Inc. acquired substantially all of Citigroup, Inc.’s worldwide asset management business (“CAM”) in exchange for Legg Mason’s Private Client and Capital Markets (“PC/CM”) business, common and preferred stock and cash. As a result of the exchange, approximately 2,600 PC/CM employees were terminated and may transfer their assets out of the Plan. $58,663,313 in PC/CM assets were transferred out in 2007.

2.	Significant Accounting Policies

A.	Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

B.	Investments Valuation and Income Recognition

Plan investments are stated at fair value. Shares of registered investment companies are reported at their stated net asset value per share and shares of common stock are valued at quoted market prices. Unit values of the common stock fund are based on the quoted market price of common stock held by the fund, along with cash equivalents. Participant loans are valued at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are reflected on a trade date basis.

Dividend income is recorded on the ex-dividend date. Dividends earned from mutual fund investments and the Legg Mason Common Stock Fund are reinvested into additional shares of those funds. Dividends earned from Legg Mason stock are reallocated to other funds based on current investment elections. Interest income is accrued as earned.

The Plan presents, in the statement of changes in net assets available for plan benefits, the net depreciation in the fair value of its investments, which consists of realized gains and losses, and the change in the unrealized appreciation or depreciation of those investments during the Plan year.

C.	Contribution

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings. Company contributions are made annually and recorded in the period to which it relates.

D.	Payment of Benefits

Benefits are recorded when paid.

E.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deduction from Plan assets during the reporting period. Actual results could differ from those estimates.

F.	Risks and Uncertainties

The Plan provides for investment options in mutual funds. Investment securities held by mutual funds are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

The Legg Mason Profit Sharing and 401(k) Plan and Trust

Notes to Financial Statements

December 31, 2007 and 2006

G.	Investment Options

Upon enrollment in the Plan, a participant may direct his/her account balance into any of the investment options listed on the schedule of assets (held at end of year).

Subject to certain limitations by the funds, participants may change their investment options and transfer amounts between funds daily.

3.	Employer Contribution

The Company approved discretionary contributions for 2007 and 2006 of $21,030,955 and $24,351,958, respectively. The Company made matching contributions aggregating $6,979,415 in 2007 and $6,205,895 in 2006. These Company contributions were transferred to the Plan subsequent to December 31 of each year, and accordingly, are included in contributions receivable in the financial statements.

4.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets.

	December 31, 2007	December 31, 2006
Legg Mason Value Trust, Institutional Class, 1,656,207 and 1,768,771 shares, respectively	$116,530,738	$143,022,807

Legg Mason Special Investment Trust, Institutional Class, 1,422,072 and 1,480,705 shares, respectively	59,314,629	70,925,776

Legg Mason Opportunity Trust, Institutional Class, 3,116,995 and 3,075,803 shares, respectively	54,827,945	59,916,650

Legg Mason Common Stock Fund, 718,505 and 749,449 shares, respectively	*	35,424,589

American EuroPacific Growth Fund, Class A 736,889 and 671,240 shares respectively	37,485,592	31,252,936

Citi Institutional Liquid Reserves, Class A 28,406,973 and 25,468,887 shares, respectively	28,406,973	**

*	At December 31, 2007, the Legg Mason Common Stock Fund comprises 4.7% of the Plan’s net assets. At December 31, 2006, this fund comprised 6.0% of net assets.
**	At December 31, 2007, the Citi Institutional Liquid Reserves Fund comprises 5.0% of the Plan’s net assets. At December 31, 2006, this fund comprised 4.3% of net assets.

The Legg Mason Profit Sharing and 401(k) Plan and Trust

Notes to Financial Statements

December 31, 2007 and 2006

During 2007, the Plan’s investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(34,413,316)
Common stock fund	(7,174,082)
Common stock	(845,698)

$(42,433,096)

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$566,687,878	$591,296,194
Amounts allocated to withdrawing participants	(41,631)	(304,044)

Net assets available for benefits per Form 5500	$566,646,247	$590,992,150

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2007 to Form 5500:

Benefits paid to participants per the financial statements	$24,236,950
Less: amounts allocated to withdrawing participants at December 31, 2006	(304,044)
Add: amounts allocated to withdrawing participants at December 31, 2007	41,631

Benefits paid to participants per Form 5500	$23,974,537

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts.

7.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 31, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.	Forfeitures

Terminating members of the Plan are paid the current value of the vested balance in their Plan account as soon as administratively feasible. Unvested amounts are forfeited and reallocated to

The Legg Mason Profit Sharing and 401(k) Plan and Trust

Notes to Financial Statements

December 31, 2007 and 2006

continuing participants in the year in which they are forfeited. As of December 31, 2007 and 2006, forfeitures totaled $658,357 and $636,818, respectively. Forfeitures are allocated in subsequent years based on the respective profit sharing allocations. During 2007, $630,632 in forfeitures were credited to participant accounts and $631,111 of forfeitures were created.

9.	Other Matters

The Plan invests in shares of Legg Mason, Inc. common stock which qualifies as a party-in-interest transaction, through two plan alternatives, one of which is a unitized fund consisting primarily of shares of the common stock of Legg Mason, Inc. The other consists of common stock transferred in from an old plan. Sales of 2,916 shares or $269,865 of Legg Mason, Inc. common stock were made during 2007. There were no purchases of Legg Mason, Inc. common stock during 2007. The market value of Legg Mason, Inc. common stock at December 31, 2007 and 2006 was $2,800,401 (38,283 shares) and $3,915,965 (41,199 shares), respectively.

Cash balances maintained by the Plan and the Legg Mason, Inc. common stock directly owned by the Plan are held by M&T Bank and Deutsche Bank, respectively, in investment accounts. The shares of common stock held by the unitized Legg Mason Common Stock Fund are held by Wachovia Bank.

Sales of 216,862 shares or $10,009,683 and purchases of 185,918 shares or $8,274,409 of the Legg Mason Common Stock Fund units were made during 2007. The market value of the Legg Mason Common Stock Fund at December 31, 2007 and 2006 was $26,518,335 (718,505 units) and $35,424,589 (749,449 units), respectively.

Legg Mason Investor Services serves as distributor for the Legg Mason funds held by the Plan. Additionally, certain affiliated participating and non-participating companies act as manager or investment advisor for the Legg Mason funds. The Legg Mason funds in the Plan qualify as a party-in-interest.

10.	Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“Statement 157”). Statement 157, effective January 1, 2008, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. We do not believe that SFAS 157 will have a material impact on the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

The Legg Mason Profit Sharing and 401(k) Plan and Trust Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

Identity of Issue, Borrower, Lessor, or Similar Party	Description of investment	**Cost	No. of Shares	Current Value
Legg Mason American Leading Companies Trust, Institutional Class *	Registered Investment Company		411,810	$9,871,085
Citi Institutional Liquid Reserves Fund Class A	Registered Investment Company		28,406,973	28,406,973
Legg Mason Growth Trust, Institutional Class *	Registered Investment Company		244,071	8,283,785
Legg Mason International Equity Trust, Institutional Class *	Registered Investment Company		696,249	13,918,010
Legg Mason Investment Grade Income Portfolio, Institutional Class *	Registered Investment Company		298,984	3,022,729
Legg Mason Limited Duration Bond Portfolio, Institutional Class *	Registered Investment Company		550,599	5,489,475
Legg Mason Opportunity Trust, Institutional Class*	Registered Investment Company		3,116,995	54,827,945
Legg Mason Special Investment Trust, Institutional Class *	Registered Investment Company		1,422,072	59,314,629
Legg Mason U.S. Small Cap Value Trust, Institutional Class *	Registered Investment Company		439,640	5,060,256
Legg Mason Value Trust, Institutional Class *	Registered Investment Company		1,656,207	116,530,738
Legg Mason Common Stock *	Common Stock		38,283	2,800,401
Legg Mason Common Stock Fund *	Unitized Fund		718,505	26,518,335
Western Asset Core, Institutional Class *	Registered Investment Company		1,198,333	12,211,013
Royce Pennsylvania Mutual Fund, Investment Class*	Registered Investment Company		1,490,607	16,128,370
North Track ARCAEx Tech 100 Index Fund	Registered Investment Company		114,938	3,091,841
PIMCO Foreign Bond	Registered Investment Company		265,476	2,713,169
PIMCO Total Return	Registered Investment Company		552,014	5,901,028
SSGA S&P 500 Index Fund	Registered Investment Company		690,784	16,696,260
T Rowe Price Small Cap Stock Fund	Registered Investment Company		382,636	11,628,307
Templeton World Advisor Class	Registered Investment Company		1,382,716	25,981,240
American Washington Mutual Investors, R5	Registered Investment Company		373,999	12,573,853
Franklin Small-Mid Cap Growth Advisor Class	Registered Investment Company		213,752	7,731,415
American EuroPacific Growth Fund, R5	Registered Investment Company		736,890	37,485,592
Eaton Vance Income Fund of Boston, Institutional Class	Registered Investment Company		416,426	2,577,679
Dodge and Cox Balanced Fund	Registered Investment Company		169,123	13,698,931
Davis Opportunity Fund Class Y	Registered Investment Company		311,112	8,070,234
American Growth Fund of America, R5	Registered Investment Company		415,189	14,116,422
Legg Mason Partners High Income I	Registered Investment Company		699,561	4,519,165
Legg Mason Partners Aggressive	Registered Investment Company		26,257	3,223,619
Legg Mason Partners Capital Income I	Registered Investment Company		76,197	1,243,542
Legg Mason Partners Capital Fund CLI	Registered Investment Company		11,894	307,217
Legg Mason Partners Appreciation Fund	Registered Investment Company		10,737	163,090
Participant Loans	Participant loans made to participants or beneficiaries under the plan. Interest rates range from 5% to 10.50%.			4,480,787

				$538,587,135

*	Denotes a party-in-interest as defined by ERISA.
**	Participant driven investments, therefore, no cost basis required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, who administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2008

THE LEGG MASON PROFIT SHARING AND 401(k) PLAN AND TRUST

By:	/s/ Joseph E. Timmins III
Joseph E. Timmins III
Plan Administrator

EXHIBIT INDEX

Exhibit No.
23.1	Consent of Independent Registered Public Accounting Firm

99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002